UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Orion Energy Systems, Inc.

Wisconsin (State or other Jurisdiction of Incorporation)	001-33887 (Commission File Number)	39-1847269 (I.R.S. Employer Identification No.)
2210 Woodland Drive
Manitowoc, Wisconsin 54220
(800) 660-9340

(Principal Executive Office)  (Zip Code)
Michael J. Potts
Chief Risk Officer and Executive Vice President
(800) 660-9340

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflicts Minerals Disclosure
This Form SD of Orion Energy Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.
The Company performed a reasonable country of origin inquiry, in which it surveyed suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (conflict minerals), have been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries). Most of the responses the Company received indicated that the conflict minerals in the suppliers’ components and materials either 1) did not originate from a Covered Country, 2) were not necessary to the functionality of the components and materials, 3) originated from scrap or recycled sources or 4) the source country was undeterminable.
During its reasonable country of origin inquiry, the Company determined that some of its necessary conflict minerals used in high efficient lighting systems may have been sourced from a Covered Country. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework. The Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the SEC.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.oesx.com.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2-Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Orion Energy Systems, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORION ENERGY SYSTEMS, INC.
Date: May 24, 2017	By: /s/ Michael J. Potts
Michael J. Potts
Chief Risk Officer and Executive Vice President

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